UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Cibus, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 per share

(Title of Class of Securities)

17166A 101

(CUSIP Number)

Jean-Pierre J. Lehmann

c/o Cibus, Inc.

6455 Nancy Ridge Drive

San Diego, CA 92121

(858) 450-0008

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 17166A 101

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1	NAME OF REPORTING PERSONS Jean-Pierre J. Lehmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,687,071
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,687,071
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,687,071
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%(1)
14	TYPE OF REPORTING PERSON IN

(1)

Calculated using 17,601,881 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Cibus, Inc., a Delaware corporation (the “Issuer”), outstanding as of May 31, 2023, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2023.

CUSIP: 17166A 101

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1	NAME OF REPORTING PERSONS JPL Investments SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,687,071
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,687,071
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,687,071
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Calculated using 17,601,881 shares of Class A Common Stock of the Issuer outstanding as of May 31, 2023, as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2023.

CUSIP: 17166A 101

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Item 1.	Security and Issuer.

The title and the class of equity securities to which this statement on Schedule 13D (“Schedule 13D”) relates are the shares of Class A Common Stock of the Issuer, whose principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, CA 92121.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed jointly by (i) Jean-Pierre J. Lehmann and (ii) JPL Investments SA, a Swiss corporation (collectively, the “Reporting Persons”). Mr. Lehmann and Clarisse Garman serve on the board of directors of JPL Investments SA.

(b) The principal business address of Jean-Pierre J. Lehmann is c/o Cibus, Inc. 6455 Nancy Ridge Drive San Diego, CA 92121. The principal business address of JPL Investments SA is 21 Alpinastrasse, CH 3780 Gstaad, Switzerland. The principal business address of Clarisse Garman is c/o Green Granges Again LTD, 360 Madison Avenue 9F, New York, NY 10017.

(c) Jean-Pierre J. Lehmann is retired. The principal business of JPL Investments SA is investments in securities. Clarisse Garman is a consultant at Green Granges Again LTD, located at 360 Madison Avenue 9F, New York, NY 10017.

(d) During the last five years, neither the Reporting Persons nor, in the case of JPL Investments SA, any of its directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Persons nor, in the case of JPL Investments SA, any of its directors has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jean-Pierre J. Lehmann and Clarisse Garman are citizens of Switzerland. JPL Investments SA is a Swiss corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 31, 2023, the Issuer (formerly Calyxt, Inc.) (prior to the completion of the business combination, “Calyxt”) completed its business combination in accordance with the terms of the Agreement and Plan of Merger, dated as of January 13, 2023, as amended by the First Amendment thereto, dated as of April 14, 2023 (as amended, the “Merger Agreement,” and the transactions contemplated thereby, the “Transactions”), by and among Calyxt, Calypso Merger Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of Calyxt (“Merger Subsidiary”), Cibus Global, LLC, a Delaware limited liability company (“Cibus Global”), and certain blocker entities party thereto.

Upon closing of the Transactions, Calyxt was renamed “Cibus, Inc.”, the Issuer’s Amended and Restated Certificate of Incorporation was amended such that the Issuer had two classes of common stock (Class A Common Stock and Class B Common Stock), and Calyxt’s existing common stock remained as Class A Common Stock.

The Reporting Persons were equity holders of Cibus Global prior to the closing of the Transactions and acquired 1,687,071 shares of Class A Common Stock on May 31, 2023 as merger consideration in connection with the Transactions.

The foregoing references to and descriptions of the Merger Agreement and Transactions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement, attached hereto as Exhibits 1.01 and 1.02.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

Mr. Lehmann serves as a member of the board of directors of the Issuer and, in such capacity, has influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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As described in Item 3 above, the Reporting Persons acquired the shares of Class A Common Stock in connection with the Transactions. The Reporting Persons presently consider the shares of Class A Common Stock as an investment and intend to review their investment on an ongoing basis, taking into account a number of factors, including, without limitation, general market and economic conditions. Such continuing review may result in the Reporting Persons acquiring additional shares of Class A Common Stock in the open market or in privately negotiated transactions, maintaining their holdings at current levels or selling all or a portion of holdings in the open market or in privately negotiated transactions. Any transactions conducted by the Reporting Persons will be subject to the Lock-Up Agreement described in Item 6 of this Schedule 13D and the Issuer’s Insider Trading Policy.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As a result of the Transactions, the Reporting Persons beneficially own 1,687,071 shares of Class A Common Stock, representing approximately 9.6% of the 17,601,881 shares of Class A Common Stock outstanding as of May 31, 2023, giving effect to the 1-for-5 reverse stock split of Calyxt’s common stock on May 31, 2023 and immediately following the closing of the Transactions, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2023.

(b) The number of shares of Class A Common Stock as to which the Reporting Persons have sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover pages to this Schedule 13D, and such information is incorporated herein by reference. Mr. Lehmann is the President of JPL Investments SA and beneficially owns the shares of Class A Common Stock held by JPL Investments SA.

(c) Except as described in this Schedule 13D, during the past 60 days the Reporting Persons have not effected any transactions in the shares of Class A Common Stock.

(d) Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Cibus Global Support Agreement

Concurrently with the execution of the Merger Agreement and as a condition to Calyxt entering into the Merger Agreement, Calyxt entered into support agreements (the “Cibus Global Support Agreements”) with certain of Cibus Global’s equity holders, directors and officers (the “Cibus Global Supporting Unitholders”) who, collectively and in the aggregate as of January 13, 2023, held voting power of approximately 54.3% of the outstanding Cibus Global membership units (the “Subject Units”). Pursuant to the terms of the Cibus Global Support Agreements, the Cibus Global Supporting Unitholders agreed to take certain actions to support the Transactions, including not transferring the Subject Units during the term of the Cibus Global Support Agreements except under specified circumstances and voting (or acting by written consent) all of its Subject Units in favor of the Mergers and the other Transactions, against any alternative acquisition proposals and to convert all outstanding pre-closing Cibus Global preferred units into pre-closing Cibus Global voting common units on a one-for-one basis.

The Cibus Global Support Agreements also contained customary termination provisions, including termination with respect to a given Cibus Global Supporting Unitholder in the event of any modification or amendment to the Merger Agreement in a manner that reduced the amount or changed the form of merger consideration payable to such Cibus Global Supporting Unitholder or otherwise adversely affected the Cibus Global Supporting Unitholder in any material respect without his, her or its prior written approval.

The foregoing summary of the Cibus Global Support Agreements is not complete and is qualified in its entirety by the full text of the form of Cibus Global Support Agreement attached hereto as Exhibit 1.03 and incorporated herein by reference.

CUSIP: 17166A 101

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Lock-Up Agreement

On June 1, 2023, the newly appointed directors and certain officers of the Issuer entered into lock-up agreements pursuant to which they agreed, for a period of six months, not to transfer 90% of the shares of Class A Common Stock or any security convertible into or exercisable for shares of Class A Common Stock they held immediately after the closing of the Transactions, subject to customary exemptions (the “Lock-Up Agreements”).

The foregoing summary of the Lock-Up Agreements is not complete and is qualified in its entirety by the full text of the form of Lock-Up Agreement attached hereto as Exhibit 1.04 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1.01	Agreement and Plan of Merger, dated January 13, 2023, by and among Calyxt, Inc., Calypso Merger Subsidiary, LLC, Cibus Global, LLC and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 17, 2023).

1.02	First Amendment to Agreement and Plan of Merger, dated as of April 14, 2023, by and among Calyxt, Inc. and Cibus Global, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 14, 2023).

1.03	Form of Cibus Global Support Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 17, 2023).

1.04	Form of Lock-Up Agreement (filed herewith).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2023

/s/ Jean-Pierre J. Lehmann
Jean-Pierre J. Lehmann

JPL INVESTMENTS SA

By:	/s/ Jean-Pierre J. Lehmann
Name: Jean-Pierre J. Lehmann
Title: President